Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

 February 28, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 147 to the Registration Statement on Form N-1A of Deutsche Market Trust (the “Registrant”) (Reg. Nos. 002- 21789/811-01236) with respect to Deutsche Global Income Builder Fund (the “Fund”), a series of the Registrant

Dear Ms. White:

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on February 2, 2018 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on December 22, 2017 and has an effective date of March 1, 2018.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: Please provide the Staff with the completed expense table and expense examples prior to the effective date of the Registration Statement.

Response: Fund expense information, which is included in the Registration Statement filed today with the SEC, was provided via e-mail on February 23, 2018.

2.	Comment: The expense table for the Fund includes a footnote for Class T indicating “Other expenses for Class T are based on estimated amounts for the current fiscal year.” Please explain whether the use of estimated expenses for Class T is still appropriate, or revise the expense table to reflect actual expenses.

Response: Because the Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

3.   Comment: The Fund’s prospectus indicates that the Fund can invest in emerging markets. Please include disclosure in the prospectus regarding how the Fund defines “emerging markets.”

Response: Disclosure with respect to the Fund’s definition of “emerging markets” has been added to the prospectus under Fund Details.

4.	Comment: Please consider revising the disclosure contained in the last three sentences in the first paragraph under the “Management process” heading (beginning with “As a general matter,”). In particular, please describe more clearly how portfolio management decides when to buy and sell portfolio securities.

Response: The disclosure has been revised.

5.	Comment: Under the heading “Derivatives” please specify what types of derivatives instruments the Fund intends to use.

Response: The Fund believes that its disclosure regarding the use of derivatives is appropriate in light of the Fund’s circumstances. The Fund will continue to evaluate the content and placement of the disclosure language.

6.	Comment: Under the heading “Past Performance” there is disclosure indicating that Class T shares have not commenced operations. Please confirm that this statement is still true or revise the disclosure as appropriate.

Response: Class T shares have not commenced operations, and thus do not have any class-specific performance figures.

7.   Comment: Under the heading “Money from shares you sell” in the Fund’s prospectus the disclosure indicates that funds are normally sent out within one business day of when a sell order is processed. Please disclose the number of days following receipt of an order in which the Fund expects to pay proceeds to shareholders.

Response: The disclosure has been revised.

8.	Comment: Please consider whether any potential “redemption-in-kind” distributions would be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio, and consider whether modifications to the Fund’s disclosure should be made.

Response: We believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption-in-kind and the risks that they may face in holding and disposing of such securities. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Therefore, we respectfully decline to add additional disclosure at this time.

9.	Comment: In the Fund’s SAI, please revise the second paragraph under the heading “Investment Restrictions” to clarify that the policy set forth therein does not apply to the Fund’s borrowings (the limitations on which must be continuously monitored).

Response: The disclosure has been revised.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

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